This Prospectus Supplement is filed pursuant to Rule
424(b)(3) and relates to Registration Statement
No. 33-98800

PROSPECTUS SUPPLEMENT


                              PROSPECTUS SUPPLEMENT

                                  90,102 SHARES

                              RENTERS CHOICE, INC.

                                  COMMON STOCK

                          -----------------------------

      All of the 90,102 shares of common stock, par value $0.01 per share (the "Common Stock"), of Renters Choice, Inc. (the "Company") offered hereby are offered for the account of the stockholders described herein (the "Selling Stockholders"). See "Selling Stockholders." The shares to be offered are those acquired by the Selling Stockholders pursuant to the 1994 Renters Choice, Inc. Long-Term Incentive Plan (the "Plan"). The 90,102 shares of Common Stock offered hereby are referred to herein as the "Selling Stockholder Shares."

      The Selling Stockholders may offer the Selling Stockholder Shares offered hereby from time to time to purchasers directly or through agents, underwriters or dealers. Such shares may be sold at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution." The Common Stock is traded on the Nasdaq National Market under the symbol RCII. On November 18, 1996, the last sale price for the Common Stock was $20.50 per share. The Company will not receive any proceeds from the sale of Selling Stockholder Shares. See "Use of Proceeds."

                         ------------------------------

             THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS
                             PROSPECTUS SUPPLEMENT.

                         -------------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         -------------------------------

                                November 19, 1996

      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock offered by this Prospectus, or an offer to sell or a solicitation of an offer to buy the shares of Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at its New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding the Company.

      The Company has filed with the Commission in Washington, D.C. a Registration Statement under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement and exhibits, copies of which may be obtained from the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company hereby incorporates by reference into this Prospectus: (i) the reports listed below (which include all reports filed by the Company with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act since January 1, 1996); and (ii) the description of the Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act (Registration No. 0-25370) filed by the Company with the Commission, including any amendments or reports filed for the purpose of updating such description:

                       REPORTS INCORPORATED BY REFERENCE

      1.    Annual Report on Form 10-K for the fiscal year ended December 31,
            1995;

      2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996;

      3.    Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
            1996;

      4. Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; and

      5. Current Report on Form 8-K dated May 15, 1996, as amended by two Forms 8-K/A.

      In addition, all documents filed by the Company subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act but prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information incorporated herein by reference (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Mr. Randall Simpson, Renters Choice, Inc., 13800 Montfort Drive, Suite 300, Dallas, Texas 75240.

                                 RISK FACTORS

      PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS, TOGETHER WITH THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, PRIOR TO PURCHASING ANY SHARES OF COMMON STOCK OFFERED HEREBY.

ACQUISITION CONSIDERATIONS

      As a result of certain acquisitions made by the Company in 1995 and 1996, the Company materially increased the scope of its operations from 114 stores in 17 states (and Puerto Rico) in January 1995 to 405 stores in 33 states (and Puerto Rico) at November 18, 1996. In addition, in May 1996, the Company acquired ColorTyme, Inc., a national franchisor of 306 rent-to-own stores in 38 states. There can be no assurance that the acquired operations will perform in accordance with management's expectations or that the Company will not encounter unanticipated problems or liabilities in connection with the acquired operations.

      The continued growth and financial performance of the Company will depend, in part, on the Company's ability to acquire additional rent-to-own stores on favorable terms, to enhance their performance and to integrate the acquired stores into the Company's operations. The Company may compete for acquisition and expansion opportunities with companies that have significantly greater financial and other resources than the Company. There can be no assurance that the Company will be able to locate or acquire suitable acquisition candidates, or that any operations that are acquired can be effectively and profitably integrated into the Company's existing operations. Additionally, acquisitions may negatively impact the Company's operating results, particularly during the periods immediately following an acquisition. The Company has historically sought to acquire underperforming operations, and as a result the acquired stores generally have experienced more significant revenue growth during the initial periods following their acquisition than in subsequent periods. In the future, the Company may acquire operations that prove to be unprofitable or have inconsistent profitability. The inability to improve the profitability of such acquired stores could have a material adverse effect on the Company's results of operations and financial condition. Furthermore, the Company's acquisition strategy is likely to place significant demands on the Company's management and financial resources.

GOVERNMENT REGULATION

      There are currently three states in which the Company operates that have legislation regulating rental purchase transactions as credit sales subject to interest rate limitations and other consumer lending restrictions. This type of regulation causes certain rental payments, or portions thereof, to be characterized as interest and, therefore, subject to state usury law limitations. The Company is not aware that any similar legislation is pending or proposed in any other state. However, the enactment of this type of legislation in additional states or at the federal level could have a material adverse effect on the Company's results of operations.

DEPENDENCE UPON KEY PERSONNEL

      The success of the Company's business is highly dependent upon the personal efforts and abilities of its senior management, including J.E. Talley, its Chairman of the Board and Chief Executive Officer, Mark E. Speese, its President and Chief Operating Officer, and L. Dowell Arnette, its Executive Vice President. The Company does not have employment contracts or noncompetition agreements with any of these executive officers. The loss of the services of any of Mr. Talley, Mr. Speese or Mr. Arnette could have a material adverse effect on the Company's results of operations.

COMPETITION

      The rent-to-own industry is highly competitive. Competition is based primarily on store location, product selection and availability, customer service and rental rates and terms. Several of the Company's competitors operate on a national or regional basis and some have significantly greater financial and operating resources and name recognition than the Company. In addition, the Company faces competition from sources outside the rent-to-own industry, such as department stores, discount stores and those rental stores offering short-term rent-to-rent arrangements. Because barriers to entry in the rent-to-own industry are relatively low, competition may arise from new sources not currently competing with the Company. As a result of these competitive conditions, the Company may not be able to sustain past levels of revenue or continue its recent revenue growth or profitability.

CONTROL BY PRINCIPAL STOCKHOLDERS

      As of November 18, 1996, J.E. Talley, Mark E. Speese and Michael C. Talley, officers of the Company, owned approximately 24.7%, 11.1% and 4.7%, respectively, of the Company's outstanding Common Stock. As a result, Messrs. Talley, Speese and Talley, should they act in concert, will be in a position to exercise practical control over the outcome of actions requiring stockholder approval, including potential acquisitions, sales and changes in control of the Company and elections for the Company's Board of Directors.

DIVIDEND POLICY

      The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future.

ANTI-TAKEOVER PROVISIONS

      The Company's Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws contain, among other things, provisions establishing a classified board of directors, authorizing the issuance of "blank check" preferred stock and establishing advance notice requirements for director nominations and actions to be taken at annual meetings. In addition, the Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Such provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer or other business combination or change of control involving the Company that some or a majority of the Company's stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

      No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of employee stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. As of November 18, 1996, the Company had 24,824,585 shares of Common Stock outstanding.

                                USE OF PROCEEDS

      The Common Stock offered hereby is being registered for the account of the Selling Stockholders and, accordingly, the Company will not receive any proceeds from the sale of the Selling Stockholder Shares by the Selling Stockholders.

                             SELLING STOCKHOLDERS

      The Common Stock offered by this Prospectus has been or will be acquired by the employees and directors of the Company named herein (the "Selling Stockholders") pursuant to the 1994 Renters Choice, Inc. Long-Term Incentive Plan (as amended, the "Plan"). Each Selling Stockholder will receive all of the net proceeds from the sale of his respective Selling Stockholder Shares offered hereby. Because (i) the Selling Stockholders may sell all or part of their Selling Stockholder Shares pursuant to this Prospectus and (ii) the offering is not being underwritten on a firm commitment basis, no information can be given as to the amount and percentage of shares of Common Stock that will be held by each Selling Stockholder upon termination of the offering covered by this Prospectus. The following table sets forth, with respect to each Selling
Stockholder: (i) the name of the Selling Stockholder; (ii) the nature of any position, office or other material relationship which such Selling Stockholder has had within the past three years with the Company or any of its affiliates;
(iii) the number of shares of Common Stock owned by such Selling Stockholder as of November 18, 1996; and (iv) the number of shares of each such Selling Stockholder to be offered hereby.

                                         NUMBER OF SHARES OF
                                         COMMON STOCK OWNED
                                               AS OF           NUMBER OF SHARES
NAME AND POSITION                        NOVEMBER 18, 1996(1)   OFFERED HEREBY
-----------------                        --------------------   --------------
J.V. Lentell, Director ......................    12,000          12,000

Joseph V. Mariner, Director .................     6,602           6,602

Rex W. Thompson, Director ...................    12,000          12,000

L. Dowell Arnette, Executive Vice President .   438,664           3,750

David D. Real, Senior VicePresident --
  Finance and Chief Financial Officer .......    25,000          25,000

Douglas Balduini, Regional Vice President ...    35,120           2,500

Christopher R. Dement, Regional
  Vice President ............................    25,798(2)        3,750

Dana Goble, Regional Vice President .........    14,626           3,750

William Nutt, Regional Vice President .......    13,376           2,500

Michael C. Talley, Regional Vice President .. 1,168,650(2)        3,750

John Velez, Regional Vice President .........     2,500           2,500

John D. Whitehead, Regional Vice President ..    14,626           3,750

David Kraemer, Regional Vice President ......     1,250           1,250

Thomas Lopez, Regional Vice President .......     1,250           1,250

John Spangle, Regional Vice President .......     1,250           1,250

Tony Doll, Regional Vice President ..........     1,875           1,875

Joe T. Arnette, Vice President - Training and
Personnel ...................................     1,875           1,875

David M. Glasgow, Secretary/Treasurer .......       750             750
------------
(1) Includes shares issuable upon the exercise of options exercisable within 60 days of this Prospectus which are reflected in the column representing the number of shares offered by this Prospectus.

(2)   Includes shares held by the individual as trustee for various trusts.

                             PLAN OF DISTRIBUTION

      The Selling Stockholder Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or any exchange on which the Common Stock is traded, in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholder Shares may be sold in one or more of the following transactions: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Selling Stockholder Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of the exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Any broker or dealer to be utilized by a Selling Stockholder will be selected by such Selling Stockholder. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers, as well as certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

      Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Selling Stockholder Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemental prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of Selling Stockholder Shares involved, (iii) the price at which such Selling Stockholder Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and (vi) other facts material to the transaction.

      The Selling Stockholders reserve the sole right to accept and, together with any agent of the Selling Stockholders, to reject in whole or in part any proposed purchase of the Selling Stockholder Shares. The Selling Stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

      To the extent required, the amount of the Selling Stockholder Shares to be sold, purchase prices, public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth by the Company in a prospectus supplement accompanying this Prospectus or, if appropriate, a post-effective amendment to the Registration Statement. The Selling Stockholders and agents who execute orders on their behalf may be deemed to be underwriters as that term is defined in

Section 2(11) of the Securities Act and a portion of any proceeds of sales and discounts, commissions or other seller's compensation may be deemed to be underwriting compensation for purposes of the Securities Act.

      Offers or sales of the Common Shares have not been registered or qualified under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the Selling Stockholder Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Selling Stockholder Shares may not be offered or sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market-making activities with respect to such Common Stock for a period of two to nine business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, each Selling Stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any shares of the Common Stock by the Selling Stockholders or any such other person. All of the foregoing may affect the marketability of the Common Stock and the brokers' and dealers' ability to engage in market-making activities with respect to the Common Stock.

      The Company will pay substantially all of the expenses incident to the registration of the Selling Stockholder Shares, estimated to be approximately $30,000.

                                LEGAL MATTERS

      Certain legal matters will be passed upon for the Company by Winstead Sechrest & Minick P.C., Dallas, Texas.

                                    EXPERTS

      The financial statements and related schedules of the Company, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated by reference in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants. Such financial statements and related schedules are, and audited financial statements and schedules to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Grant Thornton LLP (to the extent covered by a consent filed with the Securities and Exchange Commission) given upon the authority of such firm as an expert in accounting and auditing.

                         INDEMNIFICATION OF DIRECTORS

      The Company's Amended and Restated Certificate of Incorporation, as amended, provides that the Company shall, to the fullest extent permitted by the DGCL or other applicable law, as the same may be amended, supplemented and replaced from time to time, indemnify any and all past, present and future directors and officers of the Company from and against any and all costs, expenses (including attorneys' fees), damages, judgments, penalties, fines, punitive damages, excise taxes assessed with respect to an employee benefit plan and amounts paid in settlement in connection with any action, suit or proceeding, whether by or in the right of the Company, a class of its security holders or otherwise, by reason of the fact that such person was serving as a director, officer, employee or agent of the Company.

      The Company has entered into Indemnification Agreements pursuant to which it will indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such person will be indemnified to the fullest extent now or hereafter permitted by the DGCL. The Indemnification Agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding.

      Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

================================================================================

No person has been authorized to give any information or to make any representations other than those contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                 ---------------

                                TABLE OF CONTENTS

                                                          PAGE
                                                          ----
                   PROSPECTUS SUPPLEMENT

                   Available Information ...............    2
                   Incorporation of Certain Documents by
                      Reference ........................    2
                   Risk Factors ........................    4
                   Use of Proceeds .....................    7
                   Selling Stockholders ................    7
                   Plan of Distribution ................    9
                   Legal Matters .......................   10
                   Experts .............................   10
                   Indemnification of Directors ........   11

================================================================================

                                 90,102 SHARES

                              RENTERS CHOICE, INC.

                                  COMMON STOCK

                                 ______________

                              PROSPECTUS SUPPLEMENT
                                 ______________


                                November 19, 1996